UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

29 May 2024

Statement regarding proposal for Anglo American plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT IS AN ANNOUNCEMENT UNDER RULE 2.8 OF THE UK CITY CODE ON TAKEOVERS AND MERGERS (THE UK CODE)

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

BHP Group Ltd (BHP) confirms that it does not intend to make a firm offer for Anglo American plc (Anglo American).

This is a statement to which Rule 2.8 of the UK Code applies. As is customary, BHP reserves the right to set aside this statement in the following circumstances that are set out under Note 2 to Rule 2.8 of the UK Code:

(a)	The Board of Directors of Anglo American agreeing to this statement being set aside;

(b)	a third party announcing a firm intention to make an offer for Anglo American;

(c)	Anglo American announcing a Rule 9 waiver proposal (as described in Note 1 of the Notes on Dispensations from Rule 9 of the UK Code) or a reverse takeover (as defined in the UK Code); or

(d)	the UK Panel on Takeovers and Mergers determining that there has been a material change of circumstances.

Mike Henry, BHP Chief Executive Officer said:

“BHP will not be making a firm offer for Anglo American. BHP is committed to its Capital Allocation Framework and maintains a disciplined approach to mergers and acquisitions.

While we believed that our proposal for Anglo American was a compelling opportunity to effectively grow the pie of value for both sets of shareholders, we were unable to reach agreement with Anglo American on our specific views in respect of South African regulatory risk and cost and, despite seeking to engage constructively and numerous requests, we were not able to access from Anglo American key information required to formulate measures to address the excess risk they perceive

We remain of the view that our proposal was the most effective structure to deliver value for Anglo American shareholders, and we are confident that, working together with Anglo American, we could have obtained all required regulatory approvals, including in South Africa.”

On 20 May 2024, BHP submitted an increased and final offer ratio to the Board of Directors of Anglo American as part of its revised proposal for a potential combination with Anglo American to be effected by way of a scheme of arrangement. The final offer ratio represented a total value of £31.11 per BHP’s announcement on 22 May 2024 (based on the closing share prices of BHP as at 22 May 2024 and Anglo Platinum and Kumba as at 21 May 2024)1. The revised proposal followed BHP’s proposals for a potential combination with Anglo American which were submitted to the Board of Anglo American on 7 May 2024 and 16 April 2024.

BHP’s revised proposal was rejected by the Board of Anglo American on 22 May 2024. BHP is disappointed that the Board of Anglo American has decided not to continue discussions with BHP to resolve its concerns regarding the implementation of BHP’s revised proposal. BHP had been engaging with Anglo American on these topics since the submission of its revised proposal on 20 May and believes that there was a viable pathway available to resolve Anglo American’s concerns. In particular, Anglo American’s assertion that value risk under our proposal would be exclusively for the account of Anglo American shareholders is not accurate. As stated in our announcement today and to Anglo American directly, BHP’s intent was to share in the cost associated with certain conditions that may be imposed as part of South African regulatory approvals.

BHP’s revised proposal would have offered immediate value for Anglo American shareholders and would have allowed Anglo American shareholders to benefit from the long-term value created from combining Anglo American and BHP.

This announcement is being made by BHP without Anglo American’s prior agreement or approval.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Notes:

1.

Based on 0.8860 BHP shares for each ordinary share. The number of fully diluted Anglo American shares assumed excluded shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and Epoch Two Investment Holdings. These shares total 112,300,129 as per the Rule 2.9 announcement by Anglo American dated 25 April 2024.

Important Notices

Rule 9 waiver proposal and reverse takeover

A Rule 9 waiver proposal is where the Panel is asked to waive the obligation to make an offer under Rule 9 of the UK Code which would otherwise arise where, as a result of the issue of new securities as consideration for an acquisition or a cash subscription or in fulfilment of obligations under an agreement to underwrite the issue of new securities, a person or group of persons acting in concert acquires an interest, or interests, in shares which carry 30% or more of the voting rights of a company (to which the UK Code applies).

A transaction will be a reverse takeover if an offeror (being a company to which the UK Code applies) might as a result need to increase its existing issued voting equity share capital by more than 100%.

Financial advisers

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Barclays nor for providing advice in relation to the subject matter of this announcement.

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority (the “PRA”) and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS AG Australia Branch (together, “UBS”) provided financial advice to BHP and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

Lazard & Co., Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Lazard nor for providing advice in relation to the subject matter or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Publication on a website

In accordance with Rule 26.1 of the UK Code, a copy of this announcement will be available at https://www.bhp.com promptly and in any event by no later than 12 noon (UK time) on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

UBS (Joint Lead Financial Adviser to BHP) David Roberts Sandip Dhillon Calvin O’Shaughnessy Campbell Stewart	+44 20 7567 8000 / +61 2 9324 3100

Barclays (Joint Lead Financial Adviser to BHP) Philip Lindop Adrian Beidas Bruce Hart Akshay Majithia	+44 20 7623 2323 / +27 (0) 10 0051303

Lazard (Financial Adviser to BHP) Cyrus Kapadia Spiro Youakim Gustavo Plenge	+44 20 7187 2000

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 29, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary